Exhibit 4.1

AMENDMENT NO. 2 TO THE

RIGHTS AGREEMENT

This Amendment No. 2 (this “Amendment”) is dated as of September 14, 2018 (the “Effective Date”), and amends that certain Rights Agreement, dated as of May 17, 2018, as amended to date (the “Rights Agreement”), between Essendant Inc., a Delaware corporation (the “Company”), and Equiniti Trust Company, a limited trust company organized under the laws of the State of New York (the “Rights Agent”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Rights Agreement.

WHEREAS, the Company intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 14, 2018, by and among the Company, Egg Parent Inc., Egg Merger Sub Inc. (“Merger Sub”) and Staples, Inc., pursuant to which (i) Merger Sub will commence a tender offer to purchase all of the outstanding shares of Common Stock (the “Offer”) and (ii) following consummation of the Offer, Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation;

WHEREAS, on September 13, 2018, in connection with its approval of the Merger Agreement and the transactions contemplated thereby, the Board determined it is in the best interests of the Company and its stockholders to amend the Rights Agreement on the terms set forth herein, including to exempt from the operation of the Rights Agreement the Merger Agreement and all transactions contemplated thereby;

WHEREAS, in accordance with Section 27 of the Rights Agreement, prior to the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, from time to time supplement or amend the Rights Agreement without the approval of any holders of shares of Common Stock;

WHEREAS, the Rights Agent is hereby directed to join in this Amendment; and

WHEREAS, an officer of the Company has delivered to the Rights Agent a certificate as to the compliance of this Amendment with the terms of Section 27 of the Rights Agreement.

NOW, THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

1. Amendment of the Rights Agreement.

(a)

Section 1 of the Rights Agreement is hereby amended by amending and restating in their entirety or inserting, as applicable, each of the following definitions in its appropriate alphabetical order in Section 1:

“Contemplated Transactions” shall have the meaning ascribed to it in the Merger Agreement; provided, however, that no transaction that would be deemed to be a “Contemplated Transaction” under the Merger Agreement shall be deemed to be a “Contemplated Transaction” under this Agreement following termination of the Merger Agreement.

“Egg Merger Sub” means Egg Merger Sub Inc., a Delaware corporation and direct, wholly owned Subsidiary of Egg Parent.

“Egg Parent” means Egg Parent Inc., a Delaware corporation.

“Permitted Event” shall mean the (i) approval, execution, delivery, pendency, performance, public announcement or public disclosure of the Merger Agreement or any other Transaction Document (including any amendments, modifications or supplements thereto) or (ii) consummation of the Merger or any other Contemplated Transaction with GPC, SpinCo or any of their Affiliates; provided, however, that none of the foregoing shall be deemed to be “Permitted Events” following termination of the Merger Agreement.

“Staples” means Staples, Inc., a Delaware corporation.

“Staples Merger” shall have the meaning ascribed to the term “Merger” in the Staples Merger Agreement.

“Staples Merger Agreement” means the Agreement and Plan of Merger, dated as of September 14, 2018, by and among the Company, Egg Parent, Egg Merger Sub and Staples.

“Staples Offer” shall have the meaning ascribed to the term “Offer” in the Staples Merger Agreement.

(b)	Section 7(a) of the Rights Agreement is hereby amended by inserting the following sentence at the end thereof:

“Notwithstanding anything to the contrary in this Agreement, immediately prior to and conditioned upon the payment for all Common Stock validly tendered pursuant to the Staples Offer, this Agreement shall automatically terminate (without any further action of the parties hereto), all Rights established hereunder shall automatically expire and such time shall be deemed the Expiration Date for all purposes of this Agreement.”

(c)	The Rights Agreement is hereby amended by adding a new Section 35 thereof, which shall read as follows:

“Section 35. Certain Exceptions with Respect to Staples Merger Agreement. Notwithstanding anything to the contrary in this Agreement, a Distribution Date, a Stock Acquisition Date and a Triggering Event shall be deemed not to have occurred, no Person shall become an

“Acquiring Person,” and no holder of any Rights shall be entitled to exercise such Rights under, or be entitled to any rights pursuant to, any of Sections 3, 7, 11 or 13 of this Agreement, in any such case by reason of the (i) approval, execution, delivery, pendency, performance, public announcement or public disclosure of the Staples Merger Agreement (including any amendments, modifications or supplements thereto approved in advance by the Board) or (ii) commencement or, prior to termination of the Staples Merger Agreement, the consummation of any of the transactions contemplated by the Staples Merger Agreement, in accordance with their respective provisions, including the Staples Offer or the Staples Merger.”

2. No Other Amendment; Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Rights Agreement and the exhibits thereto shall remain in full force and effect in all respects without any modification. This Amendment shall be deemed to be an amendment to the Rights Agreement and shall become effective on the Effective Date.

3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect and enforceability as an original signature.

4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York, without regard to the principles or rules concerning conflicts of laws which might otherwise require application of the substantive laws of another jurisdiction.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 2 to the Rights Agreement as of the date first above written.

ESSENDANT INC.

By	/s/ Brendan McKeough
	Name:	Brendan McKeough
	Title:	Senior Vice President, General Counsel and Secretary

[Signature Page to Amendment No. 2 to the Rights Agreement]

EQUINITI TRUST COMPANY, as Rights Agent

By	/s/ Martin J. Knapp
	Name:	Martin J. Knapp
	Title:	Vice President

[Signature Page to Amendment No. 2 to the Rights Agreement]